Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

March 28, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:       Vivaldi Opportunities Fund, File Nos.: 333-223727; 811-23255

Dear Ms. O’Neal-Johnson:

The following responds to the comments you provided on March 26, 2018 in connection with your review of the registration statement under the Securities Act of 1933, as amended, and Amendment No. 3 to the registration statement under the Investment Company Act of 1940, as amended, (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), of the Vivaldi Opportunities Fund (the “Fund” or “Registrant”).1

1.	Comment: Please remove the last paragraph under the “Calculation of Registration Fee Under the Securities Act of 1933” concerning the previously registered shares as it is not applicable to this Registration Statement.

Response: Registrant will remove the above-referenced paragraph.

2.	Comment: Confirm whether the description of the repurchase offer should include that shareholders are also entitled to recover damages if they no longer own the security pursuant to Section 12(a)(2) of the Securities Act of 1933, as amended.

Response: The Registrant confirms that all shareholders continue to own their shares and therefore this disclosure is not applicable.

3.	Comment: Explain supplementally why the Registrant chose 20 business days instead of 30 calendar days for the Rescission Offer to remain open.

Response: The Registrant chose 20 business days as it is consistent with the tender offer rules and it is roughly equivalent to 30 calendar days.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

4.	Comment: Consider whether to include in the discussion of potential future claims by shareholders, the risk that a court could find that the entire offering is subject to Section 12(a)(1) liability.

Response: The Registrant believes that Section 12(a)(1) liability would attach only to the shares sold in excess of the value of the shares registered and therefore this risk is remote and not relevant.

5.	Comment: Supplementally explain why the Registrant changed the calculation of the sub-advisory fee paid by the Investment Manager to the sub-advisers from average daily Managed Assets to average daily net assets. Please ensure that this change is made consistently throughout the document.

Response: The Registrant previously filed a supplement to its registration statement to amend the language regarding the calculation of the sub-advisory fee paid by the Investment Manager to the sub-advisers from average daily Managed Assets to average daily net assets in order to accurately reflect the agreements between the Investment Manager and the sub-advisers. Registrant has confirmed that this change has been made consistently with respect to the calculation of the sub-advisory fees throughout the document. Please note that the Investment Management fee is calculated based on average daily Managed Assets.

6.	Comment: Supplementally state the maximum percentage of net assets the Registrant intends to invest in special purpose acquisition companies (“SPACs”). Consider whether SPACs should be a principal investment strategy.

Response: The Registrant does not intend to invest more than 5% of its net assets in SPACs and therefore does not consider investments in SPACs a principal investment strategy.

7.	Comment: Consider including a legal opinion with respect to the shares being registered in the Pre-Effective Amendment.

Response: The Registrant will include a legal opinion in Pre-Effective Amendment No. 1 to this Registration Statement.

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The preceding comments and related responses have been provided by and discussed with management of the Registrant. The Registrant will include the revised disclosures in a Pre-Effective Amendment No. 1 to the Registration Statement. Thank you for your time and consideration.

Any questions concerning these responses may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

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